Exhibit 21.1 Subsidiaries of Astoria Financial Corporation - The following are the significant subsidiaries of Astoria Financial Corporation:


             Name: Astoria Federal Savings and Loan Association

             Jurisdiction of incorporation: United States of America

             Names under which it does business:

                 (a)  Astoria Federal Savings and Loan Association, and

                 (b)  Astoria Federal Savings

             The remaining subsidiaries, which are all subsidiaries of Astoria Federal Savings and Loan Association would not, when considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined in 17 C.F.R. 210.1-02 (w), Rule 1-02(w) of Regulation S-X as of December 31, 1996. For a description of the Registrant's subsidiaries, see Item 1 of "Business" of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.